Exhibit (a)(3)

                                Aldila, Inc.
                            12140 Community Road
                          Poway, California 92064



May 30, 2002

Dear Employee Option Holders:

Aldila has recognized that, as a result of a decline in Aldila's stock price, many of the stock options that we have granted under our 1994 Stock Incentive Plan may not currently be providing the performance incentives for our valued employees that were intended.

Accordingly, I am happy to announce that we are offering you the opportunity to tender for exchange your currently outstanding options having an exercise price greater than $4.44 per share. Please note that there is pending a 1-for-3 reverse stock split of Aldila's outstanding common stock, which we expect to become effective within the next two weeks. As a result of this reverse stock split, the number of shares subject to your options will be reduced to one-third of the current number and the exercise price of your options will be tripled. After the reverse stock split takes effect, the exercise price threshold for the offer will be increased to $13.32.

Enclosed are documents explaining our stock option exchange program. Because we believe in the importance of equity ownership by employees, and in light of the decline in our stock price, we decided to make this option exchange program available in a manner that will not have a negative financial or accounting impact on our company. The program encourages employee ownership by allowing you to exchange certain of your outstanding stock options for new options, subject to terms and conditions described in the documents accompanying this letter.

Please read all the documents and instructions enclosed with this letter carefully. If you have any questions about the program, please contact me or Bob Cierzan at (858) 513-1801. You may also contact us through the Stock Option Exchange Offer, 12140 Community Road, Poway, California 92064 or by facsimile at (858) 513-1870. We thank you for your continued efforts on behalf of Aldila.

Sincerely,

/s/ Peter R. Mathewson

Peter R. Mathewson
Chairman and Chief Executive Officer

Enclosures